SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol S.A. discloses Notification from the Ministry of Finance and Public Credit

BOGOTA, Colombia, Dec. 2, 2010.Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; BVL: EC; TSX: ECP) ("Ecopetrol" or the "Company") has received a notification from the Colombian Ministry of Finance and Public Credit informing the Company of a bill which has been passed by the National Government and allows the Colombian Nation to sell up to 10 percent (10%) of its equity interest in Ecopetrol.

Any such divestment would be carried out notwithstanding Law 1118 of 2006.

Bogota, December 2, 2010

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Ecopetrol is the largest company in Colombia and a vertically integrated oil company, among the 40 largest oil companies in the world and four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it maintains exploration and production operations in Brazil, Peru and the United States (Gulf of Mexico).  Ecopetrol owns the largest refinery in Colombia, the majority of the network of oil pipelines and multi-use pipelines and is increasing significantly its participation in biofuels.

This release contains forward-looking statements related to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the company and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend on changes in market conditions, regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

For more information, please contact:

Investor Relations
Alejandro Giraldo
Telephone: +571-234-5190
e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Telephone: +571-2345377
Fax: +571-2344480
e-mail: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 2, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer